Exhibit 24(g)2

10 Peachtree Place NE Atlanta, GA 30309

July 31, 2018

Myra C. Bierria, Melissa K. Caen and Barbara P. Christopher

Ms. Bierria, Ms. Caen and Ms. Christopher:

As a director and an officer of Southern Company Gas, I hereby make, constitute, and appoint you my true and lawful Attorney in my name, place, and stead, to sign and cause to be filed with the Securities and Exchange Commission (1) the Company's Quarterly Reports on Form 10-Q during 2018 and (2) any necessary or appropriate amendment or amendments to any such reports or to the Company’s Annual Report on Form 10-K for the year ended December 31, 2017, each such report or amendments to such reports to be accompanied in each case by any necessary or appropriate exhibits or schedules thereto.

Yours very truly,

/s/Kimberly S. Greene

Kimberly S. Greene